Exhibit 12.1

	Catalyst Health Solutions, Calculation of Ratio of Earnings to Fixed Charges
	2010	2009	2008	2007	2006
	(In thousands)

Pre-tax income from continuing operations	$130,414	$104,950	$79,663	$62,970	$52,230
Add:
Interest expense	3,027	560	311	162	769
Estimated interest component of rental expense	1,867	1,867	1,700	1,100	800
Less:
Pre-tax income attributable to non-controlling interest	—	—	—	(82)	(634)

Income as adjusted	$135,308	$107,377	$81,674	$64,150	$53,165
Fixed charges:
Interest expense	3,027	560	311	162	769
Estimated interest component of rental expense	1,867	1,867	1,700	1,100	800

Total fixed charges	$4,894	$2,427	$2,011	$1,262	$1,569

Ratio of Earnings to Fixed Charges	27.6x	44.2x	40.6x	50.8x	33.9x

Note: Interest component of rental expense estimated to be 1/3 of rental expense